MEDBOX, INC.

600 Wilshire Blvd. Ste. 1500

Los Angeles, CA 90069

November 30, 2015

VIA EDGAR

Craig Slivka

Special Counsel

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Medbox, Inc.
Registration Statement on Form S-1
Filed October 16, 2015
File No. 333-207464

Dear Mr. Slivka:

Medbox, Inc., a Nevada corporation (the “Company”), is hereby providing responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated November 10, 2015 (the “Comment Letter”) concerning the Company’s Registration Statement on Form S-1 originally filed with the Commission on October 16, 2015 (the “Registration Statement”). In addition, we are filing herewith Amendment No. 1 to the Registration Statement on Form S-1 (the “Amendment No. 1”) to reflect amendments to the Registration Statement that address the Staff’s comments contained in the Comment Letter. For convenience of reference, the Staff’s comments contained in the Comment Letter are reprinted below in italics, and are followed by the corresponding response of the Company.

General

STAFF COMMENT:

1. At this time, a review is open for your Annual Report on Form 10-K for the fiscal year ended December 31, 2014. We will coordinate any request for acceleration of effectiveness for this registration statement with resolution of all comments regarding the Form 10-K review. Please confirm your understanding in this regard.

COMPANY RESPONSE:

The Company confirms its understanding and notes that it received correspondence from the Commission, dated November 24, 2015, indicating that the Commission had completed its review of the Company’s Form 10-K for the fiscal year ended December 31, 2014.

Description of Securities To Be Registered, page 26

STAFF COMMENT:

2. We note your disclosure regarding an increase in your authorized capital to 400,000,000 shares of common stock that became effective on October 27, 2015. Please file your amended articles of incorporation with your next amendment.

COMPANY RESPONSE:

The Company confirms the filing of an amendment to its articles of incorporation regarding an increase in the Company’s authorized capital on October 27, 2015 and has filed the amendment as Exhibit 3.11 to Amendment No. 1.

Item 16. Exhibits

STAFF COMMENT:

3. Please file your legal opinion with your next amendment.

COMPANY RESPONSE:

The Company confirms that it has filed the required legal opinion as Exhibit 5.1 to Amendment No. 1.

***

On behalf of the Company and each participant, having been authorized to make such acknowledgements on their behalf, the Company and each participant acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing or have additional questions or comments, please contact the undersigned at (800) 762-1452.

Sincerely,

/s/ C. Douglas Mitchell

C. Douglas Mitchell